November 1, 2024

Hui Zhang
Chief Financial Officer
Bright Scholar Education Holdings Ltd
No. 1, Country Garden Road
Beijiao Town, Shunde District, Foshan, Guangdong 528300
The People   s Republic of China

       Re: Bright Scholar Education Holdings Ltd
           Correspondence Dated September 20, 2024
           Form 20-F for the Fiscal Year Ended August 31, 2023
           File No. 001-38077
Dear Hui Zhang:

        We have reviewed your September 20, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our August
19, 2024 letter.

Correspondence Dated September 20, 2024
Cash Flows Through Our Organization, page vii

1. We note your proposed disclosure in response to prior comment 10 and reissue it in part. Please disclose your intentions to distribute earnings and to settle amounts owed under the VIE agreements.
2. We note your proposed disclosure in response to prior comment 11 and reissue it in part. Please amend your risk factors section to clearly state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash.
 November 1, 2024
Page 2

Risk Factory Summary, page 2

3. We note your proposed disclosure in response to prior comment 13. Please revise to clearly state that the Chinese government may intervene or influence your operations at any time. Additionally, please ensure that the cross-references accompanying each summary risk factor includes the page number on which the related risk factor is located.
       Please contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Taylor Beech at 202-551-4515 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services